Exhibit 99.1

Press Release

For Immediate Release

Overland Storage Reports Fiscal 2005 Second Quarter Results

Disk product sales double sequentially

SAN DIEGO — Feb. 3, 2005 — Overland Storage, Inc. (NasdaqNM: OVRL) today reported revenue and net income for its fiscal 2005 second quarter and six-month period ended December 31, 2004, in line with revised guidance issued in early January.

Revenue for the fiscal 2005 second quarter was $62.5 million compared with $67.8 million for the same period last year.  Net income for the fiscal 2005 second quarter was $2.6 million compared with $3.5 million for the fiscal 2004 second quarter.  Net income per diluted share for the second quarter was $0.18 compared with $0.24 a year earlier.  Pro forma net income for the second quarter of fiscal 2005, excluding the impact of outsourcing charges, was $3.0 million, or $0.20 per diluted share.  Pro forma results are presented to provide a more complete view of the company’s financial results in light of the costs associated with the outsourcing of all manufacturing, as announced in September 2004.  These charges are expected to continue through the 2005 fourth quarter, when the outsourcing transition will be complete.  See “Non-GAAP Financial Measures” below.

For the six months ended December 31, 2004, the company reported revenue of $122.1 million compared with $124.3 million last year.  Net income for the same period was $4.5 million, or $0.31 per diluted share, compared with $5.7 million, or $0.40 per diluted share, a year earlier.   Pro forma net income for the six-month period of fiscal 2005 was $4.9 million, or $0.34 per diluted share.

“The revenue weakness this quarter was isolated geographically to the Americas and cut across both our OEM and branded sales channels.  Though the shortfall was more pronounced in the branded channel, it was partially offset by a stronger than expected record performance in Europe, where revenue grew 35 percent over the prior-year period.  In addition, Asia Pacific revenue was up 17 percent over last year, and branded revenue in total from all regions was up 20 percent over the prior year,” said Christopher Calisi, president and chief executive officer.  Calisi noted that a number of factors seemed to contribute to the revenue weakness during the quarter, including delays in customer purchases caused by anticipation of the new LTO3 tape drive technology and the demands placed on IT departments by Sarbanes-Oxley compliance.  He suggested that the major contributing factor to the weakness may be the rapid emergence of disk-to-disk technology in the backup environment.  “Evidence of this technology shift is that on a world-wide basis, sales of our REO™ disk-based products reached 395 units this quarter, increasing 77 percent on a sequential basis, with revenue doubling to $2.8 million,” he added.

Calisi highlighted the company’s new REO 9000 product which began shipping in late October 2004.  Demand exceeded expectations, with shipments for the second quarter above plan, creating a small backlog going into the third fiscal quarter.  “Field reports from our resellers indicate that deployment of disk-to-disk technology in the backup environment is currently the number one issue being addressed by IT departments.  In our market segment, the capacity, feature set and price point of the REO 9000 presents a strong solution.  As we deliver additional REO software PACs, including the recently introduced Multi-SitePAC™, we will be increasing REO’s capabilities to address the specific needs of IT managers.  Further, the addition of this software component to Overland’s revenue base should lead to improved margins,” added Calisi.

On a pro forma basis, the gross margin of 29.4 percent exceeded expectations and improved compared with 26.1 percent a year earlier.  The margin improvement resulted primarily from a higher concentration of branded revenue versus OEM revenue, as well as material cost reductions.  Operating expenses of $14.3 million were up 14 percent over the prior year reflecting increased spending on REO in sales, marketing and R&D, but were less than anticipated due to shortfall in new hires.  These factors allowed the company to meet the targeted bottom line, despite reduced revenue.

Forward Guidance

The company issued guidance for the fiscal 2005 third quarter only.  Revenue for the quarter is expected to be approximately $62 million, relatively flat with the second fiscal quarter.  Pro forma net income, before charges relating to outsourcing, is anticipated to be in the range of $0.17 to $0.19 per diluted share.  The company anticipates that outsourcing charges for the quarter will be approximately $1.1 million on a pretax basis and $700,000, or $0.05 per diluted share, after taxes.  The pro forma gross margin for the quarter is expected to be approximately 28 percent and operating expenses should be down slightly on a sequential quarter basis.

Non-GAAP Financial Measures

To supplement the Consolidated Statement of Operations presented in accordance with GAAP, the company has included a Pro Forma Consolidated Statement of Operations that excludes the transition charges related to outsourcing all of the company’s manufacturing to Sanmina-SCI, a contract manufacturer.  Overland entered into a manufacturing service agreement with Sanmina-SCI on November 23, 2004 and plans to complete the transfer of all products to Sanmina-SCI by June 30, 2005.  Over the second, third and fourth quarters of fiscal year 2005 Overland expects to incur a total of between $2.5 million and $3.0 million of pretax charges related to the transition.  These charges will be comprised of termination benefits for approximately 135 employees, writedowns for excess facilities and other out-of-pocket expenses incurred in connection with the transition.  Total pretax transition charges of $538,000, $350,000 net of tax, were recorded during the second fiscal quarter as an addition to cost of goods sold.  Because these are one-time charges that will not be repeated in subsequent fiscal years, the company believes the pro forma results provide useful information to investors concerning Overland’s operating results, and permit a more meaningful comparison to historical financial results, which did not include such charges.  Reconciliations of GAAP net income to pro forma net income and GAAP to pro forma per share results are provided in a table immediately following the Pro Forma Consolidated Statements of Operations.  Although management believes the above non-GAAP financial measures enhance investors’ understanding of the company’s business and performance, these non-GAAP financial measures are inherently limited in that they exclude certain costs which are required to be included in a GAAP presentation, and do not therefore present the full measure of the company’s recorded costs against its revenues.  Accordingly, these pro forma results should be considered together with GAAP results, rather than as an alternative to GAAP basis financial measures.

About Overland Storage

Now in its 25th year, Overland Storage continues to deliver world-class data protection solutions designed to ensure business continuity. Focused on backup and recovery, Overland’s data protection solutions are designed for midrange-computer environments. These include NEO SERIES®, the award-winning automated storage libraries that set the standard for intelligent, automated and scalable storage, and REO SERIES™, the disk-based backup and recovery acceleration appliance. Overland sells its products worldwide through leading OEMs, commercial distributors, storage integrators and value-added resellers. For more information, visit Overland’s website at www.overlandstorage.com.

Except for the factual statements made herein, the information contained in this news release consists of forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism and satisfaction with current prospects, as well as words such as “believe,” “intends,” “expects,” “plans,” “anticipates” and variations thereof, identify forward-looking statements, but their absence does not mean that a statement is not forward looking. Such forward-looking statements are not guarantees of performance and the company’s actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include delays, unbudgeted expenses, inefficiencies and production problems that may result from the transition of manufacturing to Sanmina-SCI; difficulty of predicting sales to the company’s major OEM customer; worldwide information technology spending levels; unexpected shortages of critical components; rescheduling or cancellation of customer orders; loss of a major customer; the market acceptance of the company’s REO product line, the timing and market acceptance of new product introductions by the company, including the company’s new software PACs, competitors or licensees of the company; the timing and amount of licensing royalties; general competition and price pressures in the marketplace; the company’s ability to control costs and expenses; and general economic conditions. Reference is also made to other factors set forth in the company’s filings with the Securities and Exchange Commission, including the “Risk Factors,” “Management’s Discussion and Analysis” and other sections of the company’s Form 10-K for the most recently completed fiscal year. These forward-looking statements speak only as of the date of this release and the company undertakes no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this release.

Overland, Overland Storage, REO Series and NEO Series are trademarks of Overland Storage, Inc.

Webcast: A live audio Webcast of Overland’s management conference call discussing second fiscal quarter 2005 results and the outlook for the remainder of fiscal 2005 will be held beginning at 10:30 a.m. EDT, February 3, 2005, and will be posted at www.overlandstorage.com.  Please provide adequate time to log on.  Following the broadcast, the conference call will be archived for future access on Overland’s website.

CONTACT INFORMATION:

Vernon A. LoForti, CFO

vloforti@overlandstorage.com

858-571-5555

Cynthia A. Bond, Director of Corporate Communications

cbond@overlandstorage.com

858-571-5555

# # #

- Financial Tables Follow -

 OVERLAND STORAGE, INC.

 CONSOLIDATED STATEMENT OF OPERATIONS

 (In thousands, except per share data)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
Net revenues	$62,525	$67,750	$122,051	$124,319
Cost of revenues	44,707	50,078	88,216	91,070
Gross profit	17,818	17,672	33,835	33,249

Operating expenses:
Sales and marketing	8,901	7,542	16,713	15,393
Research and development	2,465	1,973	5,394	3,783
General and administrative	2,908	2,969	5,520	5,551
Total expenses	14,274	12,484	27,627	24,727

Operating income	3,544	5,188	6,208	8,522
Interest income, net	359	113	633	209
Other income (loss), net	18	11	87	1
Income before income taxes	3,921	5,312	6,928	8,732
Income taxes	1,318	1,859	2,425	3,056
Net income	$2,603	$3,453	$4,503	$5,676

Earnings per share:
Basic	$0.19	$0.26	$0.33	$0.43

Diluted	$0.18	$0.24	$0.31	$0.40

Shares used in computing earnings per share:
Basic	13,830	13,309	13,782	13,141
Diluted	14,518	14,465	14,375	14,356

 OVERLAND STORAGE, INC.

 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

 (In thousands, except per share data)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
Net revenues	$62,525	$67,750	$122,051	$124,319
Cost of revenues	44,169	50,078	87,678	91,070
Gross profit	18,356	17,672	34,373	33,249

Operating expenses:
Sales and marketing	8,901	7,542	16,713	15,393
Research and development	2,465	1,973	5,394	3,783
General and administrative	2,908	2,969	5,520	5,551
Total expenses	14,274	12,484	27,627	24,727

Operating income	4,082	5,188	6,746	8,522
Interest income, net	359	113	633	209
Other income (loss), net	18	11	87	1
Income before income taxes	4,459	5,312	7,466	8,732
Income taxes	1,506	1,859	2,613	3,056
Net income	$2,953	$3,453	$4,853	$5,676

Earnings per share:
Basic	$0.21	$0.26	$0.35	$0.43

Diluted	$0.20	$0.24	$0.34	$0.40

Shares used in computing earnings per share:
Basic	13,830	13,309	13,782	13,141
Diluted	14,518	14,465	14,375	14,356

A reconciliation between net income on a GAAP basis and pro
forma net income is as follows:

GAAP net income	$2,603	$3,453	$4,503	$5,676
Outsource manufacturing transition costs	538	—	538	—
Income tax effect	(188)	—	(188)	—
Pro forma net income	$2,953	$3,453	$4,853	$5,676

A reconciliation between diluted earnings per share on a GAAP basis and pro forma diluted earnings per share is as follows:

GAAP net income	$0.18	$0.24	$0.31	$0.40
Outsource manufacturing transition costs	0.04	—	0.04	—
Income tax effect	(0.01)	—	(0.01)	—
Pro forma net income	$0.20	$0.24	$0.34	$0.40

 OVERLAND STORAGE, INC.

 SELECTED BALANCE SHEET INFORMATION

 (In thousands)

	December 31,	June 30,
	2004	2004
	(unaudited)
ASSETS
Cash and equivalents	$54,384	$58,422
Short term investments	21,719	11,235
Accounts receivable, net	39,385	33,794
Inventories	18,781	15,126
Other current assets	9,425	11,323
Total current assets	143,694	129,900
Property, plant and equipment, net	7,974	7,945
Other assets	7,341	7,514
Total assets	$159,009	$145,359

LIABILITIES & EQUITY
Current liabilities	$33,895	$26,793
Other long-term liabilities	4,851	5,052
Shareholders’ equity	120,263	113,514
Total liabilities and equity	$159,009	$145,359